Exhibit 4.11

GUARANTEE FEE AND COMMERCIAL PAPER PROGRAM SERVICES AGREEMENT

This Agreement among NESTLÉ S.A., 55 avenue Nestlé, Ch-1800 Vevey, Switzerland ("Nestlé"), ALCON, INC., Bosch 69, P.O. Box 62, CH-6331 Hunenberg, Switzerland ("AI") and ALCON CAPITAL CORPORATION, 6201 South Freeway, Fort Worth, Texas 76134-2099 ("ACC"), documents a pre-existing arrangement, effective October 28, 2002, whereby Nestlé (i) provided a guarantee (the "Guarantee") in favor of the holders of notes issued by ACC, AI's indirect wholly-owned subsidiary, as part of ACC's $2,000,000,000 Commercial Paper Program (the "Program") and (ii) agreed to manage the Program.

Whereas, the parties wish to formally document this arrangement between them;

Now, therefore, in consideration of Nestlé providing the Guarantee and managing the Program, the parties agree as follows:

1.   Guarantee Fee

1.1   AI will pay Nestlé an annual fee for the Guarantee (the "Guarantee Fee") with respect to the outstanding principal amount of notes issued pursuant to the Program ("Program Borrowings"), beginning November 2002.

1.2   The Guarantee Fee shall be an amount equal to a percentage applied to the difference between :

a) the end of month (last day) borrowing outstanding [less any investments at month end], each amount representing the end of month outstanding (3 by quarter) will be taken into consideration for the calculation of a monthly-end-of-month average capital

and

b) the end of month (last day) total liquidities outstanding (total of all Alcon'ssubsidiaries), each amount representing the end of month outstanding (3 by quarter) will be taken into consideration for the calculation of a monthly-end-of-month average capital.

See example of calculation in annex. Appendix A

1.3   The initial percentage for the Guarantee Fee is 0.28%.

1.4   From time to time, this percentage rate shall be changed if both parties agree in writing to reflect any changes in the fair market value of the guarantee.

2.   Provision of Services

2.1   Nestlé shall, in the name and on behalf of ACC, manage the Program.

2.2   Subject to any limitation contained in this Agreement or communicated in writing by ACC to Nestlé, ACC hereby gives Nestlé full power, and expressly authorizes Nestlé, to issue commercial paper notes and take any other action as ACC may take under the terms of the Program, in the name and on behalf of ACC. Such power and authorization are strictly limited to any action taken by Nestlé for the purpose of rendering the services under this Agreement (the "Services").

2.3   ACC shall communicate to Nestlé its instructions, if any, which Nestlé is bound to follow, in terms of:

- issuing commercial paper notes under the Program,
- minimum and maximum duration of the commercial paper issues,
- counterpart limits (name, rating amounts).

2.4   The parties agree that Nestlé may furnish the Services through affiliates of Nestlé.

2.5   In consideration of the Services furnished, AI shall pay Nestlé an annual fee of 0.07% multiplied times the average monthly outstanding Program borrowings.

2.6   AI shall bear the cost of, and shall promptly reimburse Nestlé for, all reasonable out-of-pocket costs incurred by Nestlé personnel in connection with furnishing the Services to ACC and its affiliates, including but not limited to photocopying, telephone, telefax, postage, delivery costs, transportation and travel costs (airfare to be agreed in advance on a case by case basis) and out of town lodging and meal expenses.

3.   General

3.1   The amounts due under this Agreement (the "Total Fee") are payable to Nestlé once a year and shall be paid in the January netting of following year; this calculation is based on a 360-day year.

3.2   The Total Fee due to Nestlé is 0.35% before consideration of any reductions due to amounts of liquidity investments offset.

3.3   The Total Fee may be adjusted, retroactively if need be, to comply with all applicable tax laws, rules, and regulations applicable to payments between related parties.

3.4   AI shall have the right to withhold any amounts, if necessary, from the Total Fee if such withholding is required to comply with any law and payment of the Total Fee net of such withholding shall be considered in full compliance with AI's obligations under this Agreement.

3.4   This Agreement may be amended from time to time if both parties agree to such amendment in writing.

3.5   The term of this Agreement (the "Term") shall be the period commencing on the date hereof and ending on any termination date specified in a written notice from one party to the other sixty (60) days in advance of such termination; provided, however, that AI's liability for the Guarantee Fee shall be terminated immediately in the event that a guarantee of ACC's Program Borrowings is no longer required.

3.6   Nestlé shall not be held liable for any damages suffered by ACC arising from the rendering of the Services by Nestlé, unless Nestlé has acted in reckless disregard of the instructions, if any, given by ACC as per Subclause 2.3, in which case Nestlé shall only be liable for direct damages incurred by ACC (excluding in particular any consequential or incidental damages or lost profits).

3.7   Each party hereby agrees to keep, hold and maintain in confidence all information of every kind and character of the other party that it may receive or collect, whether directly or indirectly, in the performance of the Services. The parties agree to use all reasonable efforts to neither directly nor indirectly disclose such information to any third party outside of Nestlé or Alcon.

3.8   Any notices required or permitted to be given hereunder shall be in writing and shall be directed to the address of the receiving party as written above and to the attention of:

        if to Nestlé: Group Treasurer
        if to AI: Treasury Department
        if to ACC: Treasury Department

        or to such other persons or addressees as either party may from time to time designate by a subsequent notice in writing to the other.

3.9   This Agreement shall be governed by, and shall be construed and enforced in accordance with, the laws of Switzerland. In particular, the provisions on the ordinary mandate (articles 394 ff) of the Swiss Code of Obligations shall apply.

For: NESTLÉ S.A   For: ALCON, INC.

/s/ Karim Derdar__   /s/ Martin Schneider   /s/ Stefan Basler
By: Karim Derder   By: Martin Schneider   Stefan Basler
Vice President, Group Treasurer   Title: Area Controller EURMEA Attorney – in - Fact

                                For: ALCON CAPITAL CORPORATION

                                /s/ David A. Bass
                                By: David A. Bass
                                Title: Vice President, Treasurer

Appendix A

By offsetting its liquidities and investments, Alcon may reduce or eliminate the
Guarantee Fee charged by Nestlé consistent with what an independent issuer of
commercial paper would do. The amount to be offset is to be set at the signing of the
agreement and then adjusted on a quarterly basis.

For example:

Assumptions:

Average Outstanding CP	1,000,000,000
Pledged Liquidities/Investments	800,000,000
Guarantee Fee	28 bps
Services Fee	7 bps

Calculation of Fee for Back-up Credit facility

(a) Average outstanding CP	$	1,000,000,000
(b) Pledged liquidities/investments	$	800,000,000
(c) Net after pledge (a - b)	$	200,000,000
(d) Guarantee Fee %		0.28%
(e) Guarantee Fee (c x d)	$	560,000

Calculation of Remaining Fees

(f) Services Fee %		0.07%
(g) Total CP Outstanding	$	1,000,000,000
(h) Services Fee (f x g)	$	700,000
(i)Total Guarantee Fee to Nestle (e + h)	$	1,260,000